UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2006
Commission File Number 0-99

PETROLEOS MEXICANOS

        (Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

        (Translation of registrant’s name into English)

United Mexican States

        (Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico

   (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X                 Form 40-F

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes         No    X

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes         No    X

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No    X

Translation into English from original press release in Spanish, dated July 30, 2006.

GENERAL DIRECTION OF SOCIAL COMMUNICATION

PRESS RELEASE NO. 150/2006

July 30, 2006

PEMEX ACHIEVES HIGHEST INVESTMENT IN ITS HISTORY, WITH AN ANNUAL AVERAGE OF ALMOST U.S. $10 BILLION

•	Reserves replacement rate will increase 60% in the present administration
•	PEMEX, second place among the world oil companies, in income before taxes
•	Ramírez Corzo reports that PEMEX achieved its best financial results and record total sales figures, during a meeting with the CMIC
•	New opportunities for Mexican construction enterprises

Petróleos Mexicanos will channel this year’s resources in the amount of U.S. $13.0 billion, and the annual average of its investments in the present administration will be U.S. $9.9 billion, more than twice the amount channeled in the previous decade, which represents the highest amount ever invested in its history.

This was reported by Luis Ramírez Corzo, PEMEX’s Director General, who stated that the investments needed to be carried out in the exploration sector, in order to provide a total hydrocarbon reserves replacement rate of 75% this year, after the fact that at the beginning of the administration the replacement rate was 14%.

In his participation as a guest speaker in the working session of the Cámara Mexicana de la Industria de la Construcción (CMIC), (Mexican Chamber of the Construction Industry), Ramirez Corzo stated that the most important accomplishment of the investments carried out in exploration was the identification of a prospective petroleum resource of 54,000 million barrels of oil equivalent, higher than the present total reserves which reached 47,000 million barrels of oil equivalent.

Facing the construction entrepreneurs of the country, Ramírez Corzo explained that due to its high investments, which have had repercussions on the production, PEMEX has reached the best financial results of its history, registering, year after year, record figures both in total sales, as well as in contributions to the Mexican federal government.

While analyzing the main indicators of the public sector entity he reported that last year’s total sales reached U.S. $86.1 billion, which represent 11% of the Gross Domestic Product, while its EBITDA (income before payment of taxes), amounted to U.S. $55.0 billion, which situates PEMEX in second place among the main world oil companies, above companies such as British Petroleum and Shell, and only behind Exxon Mobil.

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He highlighted the importance of PEMEX, as the third integrated oil company in the world, with annual exports of almost U.S. $40 billion, an operating income of U.S. $46 billion and assets of almost U.S. $100 billion.

Additionally, PEMEX’s Director General pointed out that in 2006 the company will again reach a historical maximum level of total sales, which will exceed Ps. 1,000 million, which represents more than twice the amount obtained at the beginning of the administration.

He emphasized that it is also predicted that the Mexican federal government will receive historic contributions from PEMEX this year, in the amount of Ps. 873 million, 2.5 times the amount contributed six years ago.

Ramírez Corzo, during a deep analysis of Petróleos Mexicanos’ current situation, perspectives and projects, stated that from 2000 to 2006 the production of crude oil will increase by an average of 391 tbd, which will signify an increase of 13%. Meanwhile the average production of natural gas will surpass 5,371 MMcfpd, an increase of 19 % in the six-year period.

Likewise, he described in detail that the processing level of the Refining System registered an increase of 4% between 2000 and 2006, going from 1.2 million barrels per day to 1.3 million barrels per day.

He highlighted that elaboration of gasoline increased 18.3%, from 393 tbd to 451 tbd in such period, as a result of the end of the re-configurations and the start-up of operations of the coke plants in the refineries of Cadereyta and Madero in 2003.

With regards to the results of Pemex-Gas and Basic Petrochemicals, he mentioned that between 2000 and 2006 dry gas domestic sales increased 41%, from 2,061 MMcfpd to 2,899 MMcfpd, as a result of a greater consumption of the public electric sector, which will have practically duplicated its consumption, reaching 1,655 MMcfpd.

He pointed out that this year natural gas imports will reach 439 MMcfpd, less than the amounts registered in 2003 and 2004, which were higher than 750 MMcfpd. This situation is due mainly to the increase of domestic production.

Moreover, the next Congress of the UMS needs to improve management autonomy in order to provide the company with certainty and clarity in its operation so it can have the opportunity to manage the oil wealth with greater transparency.

In that sense, he considered it necessary to strengthen the corporate management of PEMEX so that it be the holder of that management autonomy, and at the same time that the board of directors is defined as the principle organization; detaching it from the more than 50 interactions that the public sector entity has at this time with different entities of the public sector.

Ramírez Corzo underlined that PEMEX’s transformation process includes internal actions, which have been implemented, such as the administration model for processes, named SUMA Project, as well as the Security Strengthening, Health and Environmental Program.

During his turn, the leader of the CMIC, Netzahualcóyotl Salvatierra López, stated that the national enterprises of the construction sector are in the best disposition to participate in all the productive projects of PEMEX, because new opportunities will rise in the development of the new petroleum infrastructure.

In this regard, he expressed his desire that Petróleos Mexicanos will have all of the adequate legal framework to grow and develop for the well being of all Mexicans.

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He announced five regional forums in which the present challenge of the construction industry will be analyzed and afterward, in October the Infrastructure National Forum will take place; in these events PEMEX will have a prominent role, along with the participation of federal, state and municipal authorities, as well as the legislators that form part of the new Congress of the UMS.

In his turn, Luis Puig, president of the Mixed Commission PEMEX-CMIC and vice president of such chamber, stated that it is necessary to strengthen private contractors regarding the construction of marine platforms.

He emphasized that 85% of the 32 units of this type have been built by Mexican companies.

The Projects’ Engineering and Development Corporate Director of PEMEX, Federico Martínez Salas and the Directors of Pemex-Refining, Miguel Tame, and of Pemex-Gas and Basic Petrochemicals, Roberto Ramírez Soberón, also attended this meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ Mauricio Alazraki Pfeffer
Mauricio Alazraki Pfeffer Associate Managing Director of Finance

Date: August 21, 2006

FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.